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                                                                   EXHIBIT 99.39



                              STAN LEE MEDIA, INC.
                       15821 Ventura Boulevard, Suite 675
                                Encino, CA 91436
                            Telephone: (818) 461-1757
                               Fax: (818) 461-1760

                                  June 12, 2000


VIA FACSIMILE TRANSMISSION

Mr. Kenneth Williams
457 Cuesta Way
Los Angeles, CA   90077

Dear Ken:

On behalf of Stan Lee Media, Inc. (the "Company"), I am pleased to offer you the position of President and Chief Executive Officer of the Company, and membership on the Company's Board of Directors. This letter confirms the material terms of the employment agreement (the "Agreement") between you and the Company and, unless and until a more formal agreement is signed, this letter shall constitute a binding agreement between you and the Company, upon the following terms:

        1. Term: The term of this Agreement shall be three (3) years, commencing not later than July 15, 2000 (the "Commencement Date").

        2. Officer/Board Position: You will serve as the Company's President and Chief Executive Officer, and shall be a member of the Company's Board of Directors (provided that you shall serve ex officio on the Board of directors until such time as the Company's articles of incorporation are amended through merger or otherwise, which the Company will use its best efforts to accomplish as soon as practicable). You shall report to the Company's Board of Directors. You shall be the most senior executive at the Company, and all other senior executives will report ultimately to you. You will have the powers normally held by a President and Chief Executive Officer, including, without limitation, the power to hire and fire employees of the Company, and the power to select the Company's attorneys, accountants (subject to audit committee approval), consultants and bankers, all subject to normal oversight by the Company's board of directors.

        3.     Compensation and Benefits:

               a. Annual Base Compensation: For the first year, initially $250,000, payable in accordance with the Company's standard payroll policies, increasing to $350,000 upon Company securing equity or convertible debt financing resulting in a gross offering by the Company of not less than $20,000,000 (the "Financing"); for the second and third years, annual base compensation of $400,000.



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Mr. Kenneth Williams
June 12, 2000
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               b.     Annual Bonuses:

                      i. Guaranteed: Company shall pay you a guaranteed annual bonus equal to twenty-five percent (25%) of your then annual base compensation, payable on each anniversary of the Commencement Date.

                      ii. Performance Bonus: Company shall pay you an additional annual performance bonus up to twenty-five percent (25%) of your then annual base compensation subject to attainment of target milestones to be mutually negotiated in good faith, payable not later than 45 days following each anniversary of the Commencement Date.

               c.     Equity Participation:

                      i. Restricted Stock: Company hereby grants you a number of shares of restricted stock equal to one half of one percent (0.5%) of the Company's issued and outstanding common stock, vesting as follows: twenty-five percent (25%) of said restricted stock vesting at the earlier to occur of (x) successful consummation of the Financing, and (y) six (6) months following the Commencement Date, with the balance of said restricted stock vesting 1/30th monthly over the remainder of the Term. You and the Company shall cooperate in making a Section 83(b) election in respect of such stock. The Company shall make "gross up" cash payments to you to the extent required to satisfy your tax liabilities resulting from such grant and gross up (but not any tax liabilities resulting from the ultimate sale of such restricted stock).

                      ii. Options: Company hereby grants you options to purchase up to eight percent (8%) of the Company's issued and outstanding common stock, exercisable at a purchase price equal to $9.50, the closing price of the Company's common stock on the OTC bulletin board on the date upon which you and the Company reached agreement on the principal terms of your employment. Such options shall vest as follows: twenty-five percent (25%) of said options vesting at the earlier to occur of (x) successful consummation of the Financing, and (y) six (6) months following the Commencement Date, with the balance of said options (75%) vesting 1/30th monthly over the remainder of the Term. Such options shall have a term of 10 years from the Commencement


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Mr. Kenneth Williams
June 12, 2000
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                             Date.

                                    A.      Financing of Option Exercise.
                                            Company shall provide you with a
                                            non-recourse loan to finance your
                                            option exercises, secured by the
                                            stock so purchased and repayable
                                            upon the earlier to occur of the
                                            sale of the underlying stock or
                                            expiration of the Term. You shall
                                            also have the right to perform a
                                            "cashless exercise" of such options.

                                    B.      Anti-dilution Protection. No
                                            anti-dilution protection except (i)
                                            customary anti-dilution protection
                                            for stock splits, stock dividends,
                                            mergers, recapitalizations and
                                            similar transactions, and (ii) if
                                            stock or stock warrants, options to
                                            purchase shares or the like are
                                            granted to a third party for
                                            services during the first 18 months
                                            after the Commencement Date (unless
                                            you have been previously terminated
                                            for Cause), then a number of
                                            additional securities necessary to
                                            maintain your percentage ownership
                                            in the Company against dilution
                                            caused from such grant shall be
                                            issued to you on identical terms to
                                            those contained herein, except that
                                            the exercise price of such shares,
                                            options or the like shall be equal
                                            to the price granted to such third
                                            party and such shares shall vest at
                                            a rate equal to the lesser of your
                                            rate of vesting and the rate of
                                            vesting granted to such new hire.

               d. Benefits/Perquisites: You shall be entitled to receive benefits at a level and in a manner consistent with your position as President and Chief Executive Officer of a small, public Internet content company. In addition, Company shall provide you with a monthly automobile allowance of $1,600, and related perquisites consistent with your position as the President and Chief Executive Officer of a public company, including without limitation, a home computer, cellular telephone, and Internet connectivity, to be mutually negotiated in good faith. You shall be named as an insured under the Company's directors and officers insurance policies, and the Board of directors shall take such action as is necessary to ensure that you are irrevocably entitled to indemnification by the Company, to the greatest extent permitted under applicable law, against


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Mr. Kenneth Williams
June 12, 2000
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                      any and all claims, the costs of defense or conduct of
                      such claims, including the costs of counsel, retained by you. Such right of indemnification shall survive any termination of your employment with the Company.

               e. Reimbursement of Attorneys' Fees: Company shall pay or reimburse you for attorneys' fees incurred in connection with the negotiation and preparation of this Agreement and other ancillary or more formal agreements as contemplated hereby, in an amount not to exceed $25,000.

               If, during your employment with the Company there is a Change of Control (as defined below) all of your options and restricted stock shall vest and become immediately exercisable. "Change of Control" shall mean the occurrence of any of the following events:

               (a) an acquisition of any voting securities (or securities convertible or exchangeable for voting securities) of the Company (the "Voting Securities) by any "person" (as the term "person" is used for purposes of
Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) immediately after which such person has "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) ("Beneficial Ownership") of or otherwise is entitled to obtain (by virtue of any option, conversion right, etc.) more than 50% or more of the combined voting power of the Company's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities that are acquired in a Non-Control Acquisition (as hereinafter defined) shall not constitute an acquisition that would cause a Change in Control. "Non-Control Acquisition" shall mean an acquisition by (A) an employee benefit plan (or a trust forming a part thereof) maintained by (1) the Company or (2) any corporation, partnership or other person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company (a "Subsidiary"), (B) the Company or any Subsidiary, or (C) any person in connection with a Non-Control Transaction (as hereinafter defined);

               (b) the individuals who constitute the Board of Directors of the Company as of the date hereof (the "Incumbent Board") cease for any reason to constitute a majority of the Board of Directors; provided, however, that if the election, or nomination for election by the Company's stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "election contest" (as described in Rule 14a-11 promulgated under the Exchange Act) (an "Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or


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Mr. Kenneth Williams
June 12, 2000
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               (c) approval by stockholders of the Company of: (A) a merger, consolidation, share exchange or reorganization involving the Company, unless
(1) the stockholders of the Company, immediately before such merger, consolidation, share exchange or reorganization, own, directly or indirectly immediately following such merger, consolidation, share exchange or reorganization, more than 50% of the combined voting power of the outstanding voting securities of the corporation that is the successor in such merger, consolidation, share exchange or reorganization (the "Surviving Company") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, share exchange or reorganization,
(2) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation, share exchange or reorganization constitute at least two-thirds of the members of the board of directors of the Surviving Company, and (3) no persons (other than the Company or any Subsidiary, any employee benefit plan (or any trust forming a part thereof) maintained by the Company, the Surviving Company or any Subsidiary, or any person who, immediately prior to such merger, consolidation, share exchange or reorganization had Beneficial Ownership of 15% or more of the then outstanding Voting Securities) have Beneficial Ownership of 15% or more of the combined voting power of the Surviving Company's then outstanding voting securities (a transaction described in clauses (1) through (3) is referred to herein as "Non-Control Transaction"); (B) a complete liquidation or dissolution of the Company; or (C) an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any person (other than a transfer to a Subsidiary). Any material diminution in the rights granted to the Company by Stan Lee or his affiliates shall be deemed to be a disposition of substantial assets.

               Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (a "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company that, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by such Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company, such Subject Person becomes the Beneficial Owner of any additional Voting Securities that increases the percentage of the then outstanding Voting Securities Beneficially Owned by such Subject Person, then a Change in Control shall occur.

               Alternatively, if your employment with the Company is involuntarily terminated by the Company other than for Cause (as defined below), one hundred percent (100%) of your unvested options and restricted stock shall vest and become immediately exercisable (in addition to any shares that already have vested over the time period between your Commencement Date and the termination of your employment). "Cause" means: (a) your breach of any of the material terms of your employment, including without limitation, willful and repeated failure to comply


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Mr. Kenneth Williams
June 12, 2000
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with the lawful directions of the Company's Board of Directors, provided that you shall receive written notice of such conduct and at least 30 days to cure before any discharge is effected; (b) gross negligence or willful misconduct in your performance of your duties to the Company; (c) commission of fraud against, or misappropriation of material property belonging to the Company; or (d) your commission of a felony or any criminal act which the Company determines is likely to be materially detrimental to the Company's business or reputation. Termination by either party shall not release or discharge either party from any obligation, debt or liability which may previously have occurred and remains to be performed upon the date of termination.

               In the event of your death during the Term, (i) the Company shall provide for insurance coverage to provide your beneficiaries with an aggregate death benefit of $5 million, and (ii) in addition to any options or restricted stock that shall have vested as of such date, your vesting shall be accelerated to the same extent as if you had continued working for the lesser of (a) one year, and (b) the remainder of the term of this agreement. In the event of your inability to perform your duties by reason of mental or physical disorder or injury for a period of 180 days, which shall constitute a "long-term disability," (i) the Company shall provide for insurance coverage (subject to its ability to obtain such coverage on customary terms at reasonable rates) to provide you with 50% of your base salary, plus guaranteed bonus for the duration of the Term (such amount being net of any other insurance benefits that you are entitled to receive under the Company's or any state disability plan), and (ii) in addition to any options or restricted stock that shall have vested as of such date, your vesting shall be accelerated to the same extent as if you had continued working for the lesser of (a) one year, and (b) the remainder of the term of this agreement.

               We hope that you and the Company will find mutual satisfaction with your employment. All of us at the Company are very excited about you joining our team and look forward to a beneficial and rewarding relationship. Nevertheless, employees have the right to terminate their employment at any time with or without cause or notice, and the Company reserves for itself the equal right. In the event that your employment is terminated by the Company without Cause, in addition to any other provisions hereof, you will be entitled to receive your then-current base salary and guaranteed bonus for the remaining Term, without a duty of mitigation by you or a right of offset by the Company in the event of your subsequent employment. The Company shall pay 50% of such amount in a lump sum within 30 days of such termination, with the remainder paid in accordance with the Company's standard payroll policy (presently twice a month). The Company may, at its sole election, elect to accelerate such payments and pay you in a lump sum. If the Company exercises this right and makes full payment in a lump sum, the parties shall also enter into a mutual release of claims upon such termination without Cause, which shall release each party from claims made by or obligations owed to the other party. Upon Company's termination of this Agreement, the Company will also provide you with such medical benefits as required under COBRA (at its expense).



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Mr. Kenneth Williams
June 12, 2000
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               The Company requests that you complete its standard
Confidentiality and Invention Assignment Agreement, prior to commencing employment, the failure of which shall constitute "Cause" for termination, and shall render this agreement void and of no force or effect. In part, that agreement requires, generally, that a departing employee refrain from using or disclosing the Company's Confidential Information (as defined in the agreement) received during your employment in a manner detrimental to the business interests of the Company or certain of its employees. The agreement does not prevent a former employee from using his or her general knowledge and experience -- no matter when or how gained -- in any new field or position. If you have any questions about the Agreement, please call me.

               In addition, by accepting this offer, you grant the Company the exclusive and perpetual right, but not the obligation, to use your name, photograph, likeness and biographical data in connection with its business operations, in any format or version, by any means and in any media, whether now or hereafter known or developed; provided that the Company may not use or license the use of your name and likeness as a direct or indirect endorsement of any commercial product or service. Immediately following receipt of your executed counterpart to this Agreement, we will jointly prepare a press release for distribution over the commercial wire service networks announcing your joining our Company.

               The provisions of this letter agreement shall prevail over the terms of any option or benefit plan maintained by the Company in the event of any conflict therewith (e.g., vested stock and options shall not be divested for any reason). The rights and obligations of the parties hereunder shall be nondelegable, and nonassignable, except that the Company may assign its rights and benefits to an entity which holds, directly or indirectly, all or substantially all of the Company's assets.

               We both agree that any dispute arising with respect to your employment, the termination of that employment, or a breach of any covenant of good faith and fair dealing related to your employment, shall be conclusively settled by binding arbitration, at the request of either party, in accordance with the Engagement Dispute Resolution Procedures of the American Arbitration Association in Los Angeles County, California. The claims covered by this agreement to arbitrate include, without limitation, claims for wages and other compensation, claims for breach of contract, tort claims, claims for discrimination and harassment (including statutory claims), and claims for violation of any federal, state or other governmental law, statute, regulation, or ordinance. The arbitrator shall also have the authority to award costs and legal fee to the substantially prevailing party. The provisions of Section 1283.05 of the California Code of Civil Procedure are incorporated herein by reference.

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Mr. Kenneth Williams
June 12, 2000
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               This letter and the Confidentiality and Invention Assignment
Agreement contain the entire agreement with respect to your employment. The terms of this offer may only be changed by written agreement. Should you have any questions with regard to any of the items indicated above, please call me. Kindly indicate your consent to the terms contained in this offer letter by signing and returning a copy to me.

                                       Very truly yours,

                                       /s/ STEPHEN M. GORDON
                                       -----------------------------------------
                                       STEPHEN M. GORDON,
                                       Executive Vice President - Operations

ACCEPTED AND AGREED:



/s/ KENNETH WILLIAMS
-------------------------
Kenneth Williams
Date: June 22, 2000.